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                                                                    Exhibit 20.1

RMI.NET EXPANDS PRESENCE IN PACIFIC NORTHWEST BY ACQUIRING THE ASSETS OF WOLFENET, A SEATTLE-BASED ISP

DENVER, Sept. 8 /PRNewswire/ -- RMI.NET, Inc. (Nasdaq: RMII), a national e-business and convergent communications company, announced today that it has acquired the assets of Seattle-based WolfeNet, a leading provider of web hosting and Internet-related services, in a common stock transaction valued at $6.6 million. Annualized revenue run rates for the WolfeNet acquisition are expected to be $3.6 million. (Photo: http://www.newscom.com/cgi-bin/prnh/19990628/RMILOGO )

WolfeNet provides a full range of Internet services that will complement RMI.NET's existing regional and national operations, including web design, web hosting, co-location and web marketing; electronic commerce solutions; traditional Internet access for corporate networks and residential users; and Intranet consulting.

"We are now positioned as a premier commerce solutions provider in the Pacific Northwest," said Douglas H. Hanson, chairman and chief executive officer for RMI.NET. "WolfeNet adds to our growing family of companies, based in Seattle, that will provide the Pacific Northwest with the finest e-commerce and Internet service solutions." Ray Gurke, president of WolfeNet, will become RMI.NET's regional vice president for Pacific Northwest operations.

"The combination of RMI.NET's existing companies with WolfeNet's operations in the Pacific Northwest bodes well for small and medium-sized companies looking to expand their e-commerce and Internet presence and capabilities," Gurke said. "We will be able to offer e-business capabilities, Internet access and web solutions unparalleled in this marketplace."

In addition to its expanded presence in the Pacific Northwest, Hanson noted that RMI.NET is uniquely positioned in the industry to offer its customers the three major components of a successful e-commerce solutions provider: e-business applications services; high-speed, dedicated Internet access services; and Internet hosting and marketing services.

In a related announcement, RMI.NET also noted that its Seattle-based subsidiary, Application Methods, has changed its name to RMI Web Solutions. This better reflects its national corporate identity and the completion of its integration into the parent company operations.

Denver-based RMI.NET, Inc., formerly Rocky Mountain Internet, is a national commerce solutions provider focusing on turnkey e-business applications and convergent communications. RMI.NET has developed and provides small and medium-sized companies with scalable e-business capabilities; customized web page development and hosting; nationwide Internet dialup and dedicated access; Digital subscriber line (DSL) service; and traditional communication services, including Internet telephony. The company wholly owns a proprietary portal site and search engine, Infohiway, at www.infohiway.com. For more information on RMI.NET, call (800) 864-4327, or visit the company's web site at www.rmi.net.

This press release might contain forward-looking statements. These forward-looking statements are subject to risks and uncertainties. Actual results may differ materially from such forward-looking statements as a result of risks and uncertainties which are described in the cautionary statements section of the company's 10K dated December 31, 1998, and may include other risks described in all Securities and Exchange Commission filings submitted as of this date.

/CONTACT: Mark Stutz of RMI.NET, Inc., 303-313-0672, mark.stutz@corp.rmi.net/